Exhibit 21.1

Subsidiaries of Sears Hometown and Outlet Stores, Inc.

Jurisdiction of Formation
Sears Authorized Hometown Stores, LLC	Delaware
Sears Home Appliance Showrooms, LLC	Delaware
Sears Outlet Stores, L.L.C.	Delaware
Troy Coolidge No. 6, LLC	Michigan